Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Three months ended March 31, 2017
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$768
Plus:
Interest and other financial charges included in expense(b)	1,139
One-third of rental expense(c)	126
Adjusted "earnings"	$2,033

Fixed charges:
Interest and other financial charges included in expense(b)	$1,139
Interest capitalized	9
One-third of rental expense(c)	126
Total fixed charges	$1,274

Ratio of earnings to fixed charges	1.60

Preferred stock dividend requirements	$34

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.02

Preferred stock dividend factor on pre-tax basis	$35
Fixed charges	1,274

Total fixed charges and preferred stock
dividend requirements	$1,309

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.55

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.